Exhibit 21.1

SUBSIDIARIES OF SECUREWORKS CORP.

Subsidiary	Jurisdiction of Incorporation
SecureWorks, Inc.	Georgia
SecureWorks India Private Limited	India
SecureWorks Australia Pty. Ltd.	Australia
SecureWorks Japan K.K.	Japan
SecureWorks Europe Limited	United Kingdom
SecureWorks Europe S.R.L.	Romania
SecureWorks SAS	France